

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via E-mail
Michael J. Rugen
Chief Executive Officer
Tengasco, Inc.
123 Center Park Drive, Suite 104
Knoxville, Tennessee 37922

>   **Re: Tengasco, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 29, 2013**
>   **File No. 1-15555**

Dear Mr. Rugen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Party Transactions, and Director Independence, page 67

1. We note your response to comment 2 in our letter dated November 7, 2013. You disclose in this section that "[t]here have been no material transactions…during Fiscal 2011 and 2012, to which the Company…was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for its last two completed fiscal years in which any director or executive officer or any security holder who is known to the Company to own of record

or beneficially more than 5% of the Company's common stock…had a material interest." Please revise this section to:

- disclose that Peter E. Salas, the chairman of your board of directors and sole shareholder and controlling person of your largest shareholder, is the controlling person of Hoactzin; and
- cross reference your transactions with Hoactzin.

Please provide us with your proposed disclosure in this regard. Please also revise this section to provide the information required by Item 404(a)(4) of Regulation S-K. Please see Item 404(d) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim at (202) 551-3535 or, in her absence, me, at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief